Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

New Gold Inc. (the “Company”)

Suite 601, 595 Howe Street

Vancouver, B.C.

V6C 2T5

Telephone:

(604) 687-1629

Or

     :

(877) 977-1067

Item 2:

Date of Material Change:

August 16, 2006

Item 3

:

News Release

The news release was dated August 16, 2006 and was released to The Toronto Stock Exchange and through various other approved public media and was SEDAR filed with all relevant securities commissions in Canada.

Item 4

:

Summary of Material Change

A summary of the material change is as follows:

Barclays Capital, the Investment Banking division of Barclays Bank PLC, has been appointed Lead Arranger for the debt financing of the Company’s New Afton copper-gold deposit, near Kamloops, British Columbia, Canada.

Item 5

:

Full Description of Material Change

Barclays Capital, the Investment Banking division of Barclays Bank PLC ("Barclays Capital"), has been appointed Lead Arranger for the debt financing of the Company’s New Afton copper-gold deposit, near Kamloops, British Columbia, Canada.  Barclays Capital will provide these services through the Mining & Metals team within the Investment Banking Division. In their capacity as Lead Arranger, Barclays Capital will work with the Company towards the goal of advancing the project, with the aim of securing, and syndicating, a debt financing for the construction and commissioning of the proposed future mining and processing operations for the New Afton Project.  New Gold is currently conducting a Feasibility Study on the project which will determine the potential for, and economic and technical parameters of, developing a new underground mine at the New Afton Project.  Barclays’ mandate, which includes the appointment of an independent engineer to perform a technical audit of the Feasibility Study results, will be conducted in parallel with the advancement of the Study, which is expected to be completed during the fourth quarter of 2006.

Item 6

:

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

:

Omitted Information

No information has been intentionally omitted from this form.

Item 8

:

Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following address:

Christopher J. Bradbrook

President & Chief Executive Officer

New Gold Inc.

Suite 601, 595 Howe Street

Vancouver, B.C.

V6C 2T5

Telephone:

(604) 687-1629

Or

     :

(877) 977-1067

Item 9:

Date of Report

This report is dated August 16, 2006.